BB 2/21

2-21-02


02005070

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARTINEZ-AYME FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10300 S.W. 72ND STREET, SUITE 380
(No. and Street)

MIAMI (City) FLORIDA (State) 33173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JULIAN L. ALFONSO (305) 271-3232
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, REYNALDO MARTINEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTINEZ-AYME FINANCIAL GROUP, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



JULIAN L. ALFONSO
Notary Public - State of Florida
My Commission Expires May 30, 2005
Commission # DD030108

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


313

MARTINEZ-AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.

February 6, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Martinez-Ayme Financial Group, Inc.

We have audited the accompanying statement of financial condition of Martinez-Ayme Financial Group, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Martinez-Ayme Financial Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's. P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash in Bank	$ 4,732	
Trading Securities Owned, All Marketable at Quoted Market, Original Cost - $63,406	94,296	
Accounts Receivable, No Reserve Required	119,679	
Prepaid Expenses	2,531	
Total Current Assets		$ 221,238
OTHER ASSETS		
Lease Security Deposit	$ 5,780	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $4,750	16,503	
Total Other Assets		22,283
TOTAL ASSETS		$ 243,521

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable -		
Due to Correspondent Broker	$ 63,406	
Due to Others	28,553	
Accrued Salaries, Commissions, and Other Expenses	3,140	
Total Current Liabilities		$ 95,099
COMMITMENTS AND CONTINGENCIES		
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		150,000
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred Stock - $1,000 Par Value; Authorized - 200 Shares; Issued - 29 Shares	$ 29,000	
Common Stock - $1 Par Value; Authorized - 1,000 Shares; Issued - 558 Shares	558	
Additional Paid-in Capital	189,718	
Retained Earnings (Deficit)	(220,854)	
Total Stockholders' Equity (Deficit)		(1,578)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		$ 243,521

EXHIBIT "B"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		$ 181,580
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 85,263	
Clearance, Quotation, and Communication Costs	131,258	
Occupancy and Other Rentals	32,422	
Taxes, Other than Income Taxes	900	
Other Operating Expenses	114,802	
Total Operating Expenses		364,645
(LOSS) FROM OPERATIONS		$ (183,065)
INTEREST EXPENSE		13,834
(LOSS) BEFORE INCOME TAXES		$ (196,899)
PROVISION FOR INCOME TAXES		-
NET (LOSS)		$ (196,899)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2001

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount		
Balance - January 1, 2001	-	$ -	500	$ 500	$ 80,368	$ (23,955)
Sale of Preferred Stock	29	29,000	-	-	-	-
Issuance of Common Stock In Lieu of Accrued Interest	-	-	8	8	7,492	-
Sale of Common Stock	-	-	50	50	857	-
Additional Capital Contributions By Common Stockholders	-	-	-	-	101,001	-
Net (Loss) for the Period	-	-	-	-	-	(196,899)
Balance - December 31, 2001	29	$ 29,000	558	$ 558	$189,718	$ (220,854)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES		
Net (Loss)	$ (196,899)	
Adjustments to Reconcile Net (Loss) to Net Cash Used in Operating Activities:		
Depreciation	3,595	
Increase in Unrealized (Gain) on Trading Securities	(30,890)	
Changes in Operating Assets and Liabilities:		
Increase in Accounts Receivable	(113,260)	
Increase in Trading Securities Owned at Cost	(63,406)	
Decrease in Prepaid Expenses and Other Assets	47,468	
Increase in Due to Correspondent Broker	63,406	
Increase in Accounts Payable and Accrued Expenses	9,629	
NET CASH USED IN OPERATING ACTIVITIES		$ (280,357)
FINANCING ACTIVITIES		
Proceeds from Subordinated Debt	$ 150,000	
Proceeds from Sale of Preferred Stock	29,000	
Proceeds from Sale of Common Stock	8,407	
Additional Capital Contributions from Stockholders	100,501	
NET CASH PROVIDED BY FINANCING ACTIVITIES		287,908
INVESTING ACTIVITIES		
Purchase of Property and Equipment	$ (5,236)	
NET CASH USED IN INVESTING ACTIVITIES		(5,236)
INCREASE IN CASH		$ 2,315
CASH AT BEGINNING OF YEAR		2,417
CASH AT END OF YEAR		$ 4,732
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 2,667
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on December 14, 1999, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All trading securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading.

Investment securities are carried at original cost, unless there has been a permanent reduction in market value. The Company does not own any restricted or investment securities at December 31, 2001.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

MARTINEZ-AYME FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2001, the Company's "Net Capital" was less than its minimum requirement. On January 25, 2002, one of the Company's stockholders contributed additional capital in the form of marketable securities with a market value of $77,000 to the Company. The Company has notified the proper authorities of this temporary deficiency and as of the date of this report has not been notified that any penalties will be assessed against the Company.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an amended lease agreement commencing April 1, 2001 for its office space in Miami, Florida. This amended lease expires on March 31, 2003. Monthly payments under this lease are $2,740.

The Company entered into a lease for a vehicle commencing October 6, 2001 and expiring on September 6, 2005. Monthly payments under this lease are $578.

Minimum rentals under this lease are as follows:

Year Ended December 31	
2002	$ 39,816
2003	15,159
2004	6,936
2005	5,202
	$ 67,113

Certain quotation equipment is being provided by agreements which can be terminated by either party with 60 days notice.

MARTINEZ-AYME FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2001 is as follows:

Commissions	$ 25,962
Firm Trading	155,518
Other	100
	$ 181,580

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2001 is as follows:

Due from Correspondent Broker	$ 116,918
Due from Others	2,761
	$ 119,679

The amount Due From Correspondent Broker primarily represents funds in an escrow account as part of the funds on deposit supporting the trading and underwriting activities of the Company.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On April 2, 2001, the Company borrowed $150,000 under an approved subordinated loan agreement. This subordinated loan bears interest at ten (10) percent per annum. The subordinated loan is due in full on April 2, 2004.

NOTE 7 - INCOME TAXES

The Company was previously a Subchapter-S Corporation until September 30, 2001, at which time the Subchapter-S status was terminated due to the issuance of Preferred Stock. For the period from October 1, 2001 until December 31, 2001, the Company incurred a loss of $ 52, 712 which will be available as a tax-loss carryforward expiring in the year 2006.

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

NET CAPITAL		
Total Stockholders' Equity (Deficit)		$ (1,578)
Add: Liabilities Subordinated to Claims of General Creditors, including Accrued Interest of $10,958		160,958
Total Capital and Allowable Subordinated Loans		$ 159,380
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 16,503	
2. Accounts and Loans Receivable	2,761	
3. Prepaid Expenses	2,531	
4. Lease Security Deposit	5,780	27,575
Net Capital Before Haircuts on Security Positions		131,805
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	-	
c. Other Securities	38,128	38,128
Net Capital		$ 93,677

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

SCHEDULE 1
(Continued)

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:		
Accounts Payable	$ 91,959	
Accrued Salaries, Commissions, and Other Expenses	3,140	
Total Aggregate Indebtedness		$ 95,099

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 6,340
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ (6,323)
Excess Net Capital at 1,000 Percent	$ 84,177
Percentage of Aggregate Indebtedness to Net Capital	102%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, Beginning of Year	$ -
Additions	150,000
Decreases	-
Balance, End of Year	$ 150,000

SCHEDULE 3

MARTINEZ-AYME FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Emmett A. Larkin Company, Inc.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Martinez-Ayme Financial Group, Inc.

We have examined the financial statements of Martinez-Ayme Financial Group, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 6, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safe-guarding securities) to the extent we considered necessary to evaluate the system as required by United States generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two (2) of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's. P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 6, 2002